UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

51job, Inc.

(Name of Issuer)

Common Shares, par value U.S. $0.0001 per share

(Title of Class of Securities)

316827104

(CUSIP Number)

RECRUIT CO., LTD.
Recruit GINZA8 Bldg.
8-4-17 Ginza, Chuo-ku
Tokyo 104-8001, Japan
Telephone:	81-3-3575-5283
Facsimile:	81-3-3575-5886
Attention:	Hiroshi Nishino

With a copy to:

Morrison & Foerster LLP
1-3-1 Marunouchi, Chiyoda-ku Tokyo 100-0005, Japan
Telephone:	81-3-3214-6522
Facsimile:	81-3-3214-6512
Attention:	Ken Siegel, Esq.

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316827104

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

RECRUIT CO., LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions):

WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization:

Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power:

8,462,918 common shares
8 Shared Voting Power:

Zero (0)
9 Sole Dispositive Power:

8,462,918 common shares
10 Shared Dispositive Power:

Zero (0)

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

8,462,918 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11):

15.4%
14	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

This Schedule 13D relates to common shares, par value U.S. $0.0001 per share, of 51job, Inc., a Cayman Islands company (the “Company”). The Company’s principal executive office is located at 21/F Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by RECRUIT CO., LTD., a Japanese corporation (the “Reporting Person”).

(b)	The address of the principal office and principal business of the Reporting Person is Recruit GINZA8 Bldg., 8-4-17 Ginza, Chuo-ku, Tokyo 104-8001, Japan.

(c)	The principal business of the Reporting Person is the provision of human resources services and other services in Japan.

Schedule 1, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each executive officer and director of the Reporting Person: the person’s (a) name, (b) business address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each of the executive officers and directors of the Reporting Person listed in Schedule 1 are citizens of Japan.

(d)	Neither the Reporting Person, nor to the knowledge of the Reporting Person, any of its executive officers or directors listed in Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Reporting Person, nor to the knowledge of the Reporting Person, any of its executive officers or directors listed in Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the executive officers and directors of the Reporting Person listed in Schedule 1 are citizens of Japan.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference.

On April 18, 2006, the Reporting Person consummated the purchase of 8,452,918 shares of the Company from certain shareholders of the Company for a total consideration of $109,887,934.

The purchase price for the shares was funded by the Reporting Person from working capital and general corporate funds.

Item 4. Purpose of Transaction

On April 5, 2006, the Reporting Person entered into a stock purchase agreement with the selling shareholders listed in Schedule 1.1 of the agreement, pursuant to which the Reporting Person purchased a total of 8,452,918 shares of the Company’s common stock from selling shareholders at a purchase price of $13.00 per share (the equivalent of $26.00 per ADS of the Company), constituting an ownership interest of approximately 15.4% in the Company, in a transaction which closed on April 18, 2006 (the “Closing”).

Over the three-year period commencing in early June 2006, the selling shareholders have the option to require the Reporting Person to acquire up to an additional 14,862,313 shares of the Company’s common stock in one or more transactions. Upon exercise by the selling shareholders of such rights in full, the Reporting Person’s purchase of the additional 14,862,313 shares would increase its aggregate ownership interest, including shares acquired at Closing, to approximately 40%, based on the fully diluted outstanding shares of the Company’s common stock as of the date of the stock purchase agreement. If, as of the end of this three-year period (the “Purchase Period”), the Reporting Person has not acquired all of the additional 14,862,313 shares through exercise of the selling shareholders’ rights, the Reporting Person has the right and obligation to purchase the remaining shares from the selling shareholders. The number of shares that the Reporting Person has the right and obligation to purchase at such time will be reduced by the number of shares, if any, that are offered to the Reporting Person during the Purchase Period pursuant to the Reporting Person’s right of first refusal under the stock purchase agreement. The per share price to be paid in connection with exercise of the selling shareholders’ rights, and the final purchase at the end of the Purchase Period, will be in the range of $13.00 and $25.50 per share, subject to adjustments in certain cases.

The stock purchase agreement includes additional agreements between the Reporting Person and the selling shareholders, including the following:

•	each selling shareholder assigned to the Reporting Person its registration rights under the Investor Rights Agreement executed between the Company and such selling shareholder, and all other registration rights held by such selling shareholder with respect to its shares sold, or to be sold, to the Reporting Person;

•	each selling shareholder agreed to use its commercially reasonable best efforts in cooperating with the Reporting Person to have a representative of the Reporting Person nominated to stand for election to the Company’s board of directors and to vote its shares in favor of the election of such nominee at any meeting of the board of directors or shareholders of the Company;

•	the Reporting Person agreed that, through the end of the Purchase Period, neither the Reporting Person nor any of its affiliates would, without the prior consent of the Company, directly or indirectly, acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities of the Company, provided that if the Company issues additional shares of stock (other than to the Reporting Person), the Reporting Person may purchase up to a number of shares equal to 40% of the shares newly issued by the Company; and

•	the Reporting Person agreed not to sell or otherwise transfer any interest in shares purchased under the stock purchase agreement for one year following the date of the purchase of the shares.

Please refer to the stock purchase agreement attached to this Schedule 13D as Exhibit 99.1 for further details of the agreements between the Reporting Person and the selling shareholders.

During the Purchase Period, the Reporting Person is subject to the standstill and lock-up provisions of the stock purchase agreement described above, which significantly restrict the Reporting Person’s discretion to acquire and dispose of shares of the Company’s stock during such period. Subject to these restrictions, the Reporting Person will continuously evaluate the Company’s business and prospects, alternative investment opportunities, and all other factors it deems relevant to determining whether to acquire additional shares of the Company, or to sell some or all of the shares of the Company owned from time to time by the Reporting Person. Again, subject to such restrictions, at any time the Reporting Person may acquire additional shares of the Company, or may sell some or all of the shares of the Company owned by the Reporting Person, in each case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, the Reporting Person currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in the General Instructions to Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may hold discussions with or make formal proposals to the management or the board of directors of the Company, other shareholders of the Company or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a)	Pursuant to the stock purchase agreement, the Reporting Person acquired 8,452,918 common shares of the Company, which represents approximately 15.4% of the total common shares of the Company issued and outstanding as of April 5, 2006.

(b)	The Reporting Person possesses sole power to vote and to dispose of 8,462,918 ordinary shares of the Company. Prior to the closing of the stock purchase described herein, the Reporting Person owned 10,000 common shares of the Company.

(c)	None, other than the execution and performance of the stock purchase agreement described in Item 4 above.

(d)	None.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

Except as described herein, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of its executive officers or directors listed on Schedule 1, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the common shares or other securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

No.	Exhibit	Location
99.1	Stock Purchase Agreement, dated April 5, 2006, by and among the Reporting Person and Sellers.	Filed herewith

99.2	Assignment Agreement, dated April 18, 2006, among the Reporting Person and Sellers.	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RECRUIT CO., LTD.

By:	/s/ Hiroyuki Honda
Name:	Hiroyuki Honda
Title:	Director and Senior Vice President

Schedule 1

The following table sets forth the name and present principal occupation or employment, for each executive officer and director of RECRUIT CO., LTD. The business address of each such executive officer and director is c/o RECRUIT CO., LTD., Recruit GINZA8 Bldg., 8-4-17 Ginza, Chuo-ku, Tokyo 104-8001, Japan. Each of the executive officers and directors of RECRUIT CO., LTD. listed below is a citizen of Japan.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Board of Directors

Hitoshi Kashiwaki	President and C.E.O.

Hiromitsu Kugisaki	Director

Tatsuya Shimizu	Director

Koichi Nakamura	Director

Hiroyuki Honda	Director

Masahiro Sakai	Standing Statutory Auditor

Kunihiro Chujyo	Statutory Auditor

Shigeru Nakajima	Statutory Auditor

Executive Officers

Hitoshi Kashiwaki	President (C.E.O.)

Koichi Nakamura	Corporate Executive Vice President

Tatsuya Shimizu	Corporate Senior Vice President

Hiroyuki Honda	Corporate Senior Vice President

Masumi Minegishi	Corporate Senior Vice President

Hitoshi Motohara	Corporate Senior Vice President

Shogo Ikeuchi	Corporate Vice President

Toshio Inoue	Corporate Vice President

Hideaki Kito	Corporate Vice President

Hiromitsu Kugisaki	Corporate Vice President

Shigeru Kusahara	Corporate Vice President

Keiichi Sagawa	Corporate Vice President

Fumihiro Sasaki	Corporate Vice President

Koichi Shima	Corporate Vice President

Atsunori Seguchi	Corporate Vice President

Tsuguhiro Nakagawa	Corporate Vice President

Yukiko Nagashima	Corporate Vice President

Akihito Fujiwara	Corporate Vice President

Tomoyuki Mizutani	Corporate Vice President

Mitsuru Murai	Corporate Vice President

Hidefumi Mori	Corporate Vice President